STOLT-NIELSEN S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.              Tel: +44 207 611 8960
Aldwych House                       Fax: +44 207 611 8965
71-91 Aldwych                       www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

   STOLT-NIELSEN TRANSPORTATION GROUP ORDERS FOUR 43,000 DEADWEIGHT TON PARCEL
                 TANKERS FROM SLS SHIPBUILDING CO. LTD. IN KOREA

London, England - April 11, 2007 - Stolt-Nielsen Transportation Group (SNTG), a subsidiary of Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Bors: SNI), announced today that it has signed an agreement with SLS Shipbuilding Co. Ltd. (SLS) for four 43,000 deadweight ton (dwt) parcel tankers. The aggregate price for the four ships is expected to be approximately $340 million, with deliveries expected to take place in 2011 and 2012.

The SLS newbuildings will have 24 stainless steel tanks and 15 coated tanks. The main dimensions of the ships will follow the same design of the four parcel tankers that SNTG ordered in October 2006 from SLS. SNTG now has a total of 12 ships on order from SLS.

The new fully double-hulled parcel tankers will meet both Marpol Annex I and Annex II cargo requirements. They will have IMO I, II and III capabilities and will be able to handle the full range of difficult to handle cargoes which SNTG carries.

Otto H. Fritzner, Chief Executive Officer of SNTG, said, "We are pleased to be further developing our relationship with SLS Shipbuilding Co. Ltd. Our new build program to support our growth continues to be carefully evaluated to take account of the trading outlook and our requirements to invest in our fleet".

SNTG and its partners today own and operate globally 156 ships ranging in size from 1,100 dwt to 40,200 dwt. After this order, SNTG has an order book of 18 intercontinental parcel tankers totaling 788,000 dwt with expected delivery between 2007 and 2012. In addition, through its regional joint ventures, pool partners, and time charter arrangements, SNTG also has 11 parcel tankers on order totaling 223,000 dwt.

CONTACTS:

Nicola Savage
Hudson Sandler
+44 20 7796 4133
stolt-nielsen@hspr.com

Jan Chr Engelhardtsen
+44 20 7611 8972
jengelhardtsen@stolt.com
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ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and sturgeon, and caviar.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the outcome of the Company's assessment of the impact of accounting errors, the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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